

February 20, 2014

Via E-mail
Brett Wilson
President and Chief Executive Officer
TubeMogul, Inc.
1250 53rd Street, Suite 1
Emeryville, California 94608

> **Re: TubeMogul, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 24, 2014**
> **CIK No. 1449278**

Dear Mr. Wilson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the

material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   With your next amendment, or as soon as practicable thereafter, please submit all omitted exhibits. Once you submit the omitted exhibits, we may have additional comments.

4.   Please supplementally provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Prospectus Summary, page 1

5.   You disclose total spend before presenting corresponding revenues. Please present the GAAP financial first and include a cross-reference to page 41 where you reconcile the two measures. Additionally, please provide percentage changes for revenue and net loss. See Item 10(e) of Regulation S-K.

The Offering, page 7

6.   The reference to the reverse stock split on page 7 should be expanded to clarify that common stock share amounts have been retroactively restated throughout the prospectus to reflect the reverse stock split.

Risk Factors, page 10

7.   Please add a risk factor that addresses the risks associated with the lack of an employment agreement with Mr. Wilson, your CEO.

Risks Related to Our Business

A substantial portion of our business is sourced through advertising agencies…, page 13

8.   Please quantify the portion of your business that is sourced through advertising agencies. See Item 503(c) of Regulation S-K.

Our business depends in part on advertising agencies…, page 14

9.   Please quantify the number of brands who have had advertisements placed through your platform as well as the number of clients that use your platform. Additionally, please ensure that you define these terms when first used and are consistent in your use of them throughout your registration statement. See Item 503(c) of Regulation S-K.

We use a limited number of third-party service providers and data centers…, page 15

10.   Please clarify the types of third-party service providers you reference in this risk factor. Additionally, please describe any arrangements with these third-party service providers and data centers in your business section, as appropriate. Lastly, please provide your analysis of whether your data center agreements are required to be filed under Item 601(b)(10) of Regulation S-K.

Our business model depends upon our ability to continue to access…, page 17

11.   We note your statement that you do not have fee arrangements with the entities that control advertising inventory. Please describe any arrangements, contractual or otherwise, that you do have with these entities.

We could incur substantial cost as a result of any claim of infringement…, page 19

12.   With a view to disclosure, tell us the nature of the claims that that you misappropriated or misused other parties' intellectual property rights. Clarify whether there are any material current disputes regarding your ownership or rights to use intellectual property that are essential to your business operations.

If we are unable to implement and maintain effective internal control…, page 25

13.   Please revise the caption of this risk factor to state clearly that you have not conducted an evaluation of the effectiveness of your internal controls over financial reporting and will not be required to do so until 2015 and state the resulting risks to readers of the financial statements.

Industry and Market Data, page 33

14.   With respect to every third-party statement in your prospectus, such as the information provided by eMarketer, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports. Finally, we note that the MANGA GLOBAL report is from December 2012. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of this source. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports, and consider including disclosure regarding the continued utility of the report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Performance Metrics, page 44

15.   We note you discuss spend per client on page 11. Please tell us if this is a key metric and should be disclosed as such.

16.   Please explain why you present the Number of Platform Direct Clients but not the Number of Platform Services Clients. Additionally, please concisely discuss the instances in which branches or divisions of a single advertiser are accounted for as separate Platform Direct Clients.

17.   Revise your definition of total spend to clearly indicate that this metric does not represent revenue earned by the Company.

18.   Please expand the footnotes to the Cohort tables to describe briefly your video syndication software and explain why client spend from this software is not included.

Factors Affecting Our Performance, page 46

19.   Please disclose the portion of your revenue that is attributed to advertising served to personal computer users as compared to users in other media markets, and provide quantitative information regarding the trend in the relative sources of revenues over the periods presented.

Results of Operations, page 49

20.   Please tell us why you do not disclose and analyze Cost of Revenue between Platform Direct and Platform Services similar to Revenue. In this regard, we note you disclose separate gross margins for Platform Direct and Platform Services, respectively, on page 43.

Comparison of the Nine Months Ended September 30, 2012 and 2013

Revenue, page 50

21.   We note Platform Direct revenue increased 246% and Platform Services revenue increased 41% during the nine months ended September 30, 2013. Your disclosures indicate that the increase in Platform Direct revenue was primarily due to an increase in spend from your existing Platform Direct clients and, to a lesser degree, from new clients during the period. Platform Services revenue was driven primarily by revenue from brands for which campaigns were run on your platform during the nine months ended September 30, 2013 which did not run campaigns on your platform during the nine months ended September 30, 2012. Please note that prefacing the reference to these

sources of changes with the word "primarily" does not clearly identify the factors driving the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Further, we note your disclosure on page 47 indicates that in addition to fees based on a percentage of media spend, you also receive fees for additional services from your Platform Direct clients. Please tell us your consideration of quantifying these two different fees received. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Please revise your disclosures accordingly. Similar concerns apply to your year over year disclosures beginning on page 52.

Liquidity and Capital Resources, page 58

22.   We note from your table on page F-32, that 32% of your total revenue for the nine months ended September 30, 2013 was generated outside of the United States. Further, we note that cash and cash equivalents represented 39% of your total assets at September 30, 2013. To the extent that you have material cash balances outside of the United States, please tell us your consideration of disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Operating Activities, page 59

23.   We note your significant accounts receivable balance compared to revenue. We further note your disclosure of days sales outstanding in your risk factor on page 13. Please expand your disclosure to disclose and discuss your days sales outstanding calculation for accounts receivable. Refer to the guidance of Section IV of SEC Release No. 33-8350.

Contractual Obligations and Commitments

Credit Facilities, page 61

24.   Note 4 to the financial statements discloses that as of September 30, 2013, you were not compliant with one of your reporting conditions under your loan agreement with Silicon Valley Bank. Please provide the basis for your conclusion that disclosure of the specific nature of your non-compliance and any consequences of the bank's waiver of your non-compliance is not required. For guidance, consider Section IV.C of SEC Release No. 33-8350.

Critical Accounting Policies Judgments and Estimates

Revenue Recognition, page 61

25.   Your disclosures indicate that for Platform Direct revenue, you enter into contracts with clients, whereas for Platform Services revenue, you reference advertisers. Please clarify if there is a difference in the typical customer of each of your two revenue streams.

26.   Please clarify your disclosures to indicate when Platform Direct revenue is recognized. In this regard, it is unclear whether recognition occurs when the media is purchased or when displayed. Further expand your disclosure to indicate when fees related to additional features are recognized.

27.   We note you disclose that you recognize Platform Direct revenue on a net basis and Platform Services revenue on a gross basis. Please clarify the terms of your revenue arrangements and provide an analysis that supports your presentation taking into consideration all of the factors outlined in FASB ASC 605-45-45. As part of your response, please also address the following:

- Whether you have inventory risk for impressions purchased in advance;

- Whether the advertisers can seek remedies from you or the third-party digital media content providers or publishers;

- Your performance obligations to the advertisers and the activities you perform in providing the service, including whether there are any minimum volume commitments to fulfill;

- The third-party digital media content providers' or subscribers' performance obligations and activities they perform in providing the service;

- Whether you have discretion in terms of the selection of the websites on which you place ads; and

- Explain the contractual relationships between you, the advertising agency and the advertiser, including how pricing is determined and the specific activities performed by each party in providing the advertising service.

28.   Please further explain the advertising agency's role in the contract process and how the process differs, if at all, from that of arrangements entered into directly with the brands. Tell us whether the contract terms, billing arrangements and/or revenue recognition policy differs when contracts are entered into directly with the advertisers versus indirectly through the advertising agencies. In addition, tell us whether you pay any commissions or fees to the advertising agencies. If so, tell us the dollar amount of fees

paid for each period presented, describe how you account for such fees and tell us where you classify these fees in your consolidated statements of income. Also, please cite the specific guidance you considered in accounting for the revenues generated from and fees paid, if any, to advertising agencies.

29.   Please revise your disclosures to clarify whether insertion orders may be cancelled by advertisers or their advertising agencies prior to the completion of a campaign without penalty. Please clarify the terms of these cancellation clauses including whether any revenues previously recognized under these arrangements are refundable and how you considered these terms in your revenue recognition policy.

30.   Please expand your disclosures to explain how you determine the BESP for deliverables by considering multiple factors including, but not limited to, the prices you charge for similar offerings, market conditions, competitive landscape and pricing practices.

Business

Our Solutions, page 72

31.   We note that your platform integrates with over 30 third-party technology providers. Please describe these technologies in further detail and describe the material terms of arrangements with these providers, if any, and provide your analysis of whether any agreements underlying these arrangements are required to be filed by Item 601(b)(10) of Regulation S-K.

32.   On page 73, clarify the extent to which you take an economic interest in the inventory that clients can access though your platforms. Please consider how exceptions to the approach you generally follow impact your unqualified statements distinguishing you from other service providers that may have economic incentives to favor specific inventory when fulfilling campaigns.

33.   Please identify the countries where you have executed significant campaigns under your current platform and provide quantitative information regarding the concentration of revenues from the countries where your activities are focused. Additionally, please disclose whether any significant campaigns have been executed using your platform in a language other than English and provide corresponding quantitative information concerning the use of your platform in these languages. In your response letter, please provide us with a list of the countries, languages and currencies that your platform supports.

Our Strategy, page 74

34.   Please expand your discussion of the reasons behind your strategy to migrate customers from Platform Services to Platform Direct. Additionally, please provide quantitative

support concerning the increased value your clients realize through the use of Platform Direct as compared to Platform Services.

Our Clients, page 74

35.   Briefly disclose the basis for and scope of your claim that your clients include many of the world's leading advertisers.

36.   As material, balance your descriptions of client outcomes in the client case studies with deficiencies revealed by or limitations of these studies. In disclosing the outcome achieved by Targeted Victory, provide a more precise estimator of the percentage reduction in its media costs attributable to the use of your platform as well as the variance experienced, rather than the maximum reduction.

37.   Tell us whether any written report was the basis of any case study you cite. If so, please provide each written report as supplemental information. To expedite our review, please clearly mark each report to highlight the applicable portion containing the statistics and claims located in this section.

Our Platform

Campaign Planning, page 78

38.   Please provide a brief description of your TubeMogul Select offering.

Employees and Culture, page 85

39.   Please provide additional support for your statement that you have "received many industry awards."

Facilities, page 87

40.   We note you maintain leased space in Kiev, Ukraine. In light of the current political and social instability in Ukraine, please provide a more specific description of the nature and scope of your operations at this location and consider whether the current conditions in Ukraine pose any material risks to the company or its investors.

Compensation Committee Interlocks and Insider Participation, page 93

41.   It appears that the material terms of Trinity's purchase of Series C preferred stock during 2013, as well as the material terms of ongoing arrangements between you and Trinity, are required to be disclosed under this heading as transactions within Item 404 of Regulation S-K. Please note that if you seek to avoid duplicative disclosure, you may include a cross-reference to the interlocks section in the related party transaction section of the filing. See Item 407(e)(4)(i)(C) of Regulation S-K.

Executive Compensation

Executive Employment Arrangement, page 97

42.   Describe the performance targets that are evaluated to determine the bonuses to be earned by Messrs. Wilson and Joachim. Provide your analysis of whether quantitative targets are required to be disclosed. Also, provide a materially complete description of the sales compensation plan applicable to Mr. Scovic. Provide your analysis of whether that compensation plan is required to be filed as an exhibit.

Certain Relationships and Related Party Transactions, page 101

43.   In note 4 to your financial statements you disclose that a member of your board of directors participated in a financing of a wholly-owned company subsidiary. Tell us the basis for any conclusion that disclosure of the transaction in the related party section of the prospectus is not required by Item 404 of Regulation S-K.

Principal Stockholders, page 103

44.   Please revise footnote 3 to identify the natural persons with whom Mr. Chopra shares voting and investment power with over the shares held of record by the various Trinity entities or provide your analysis of why this disclosure is not required.

45.   Footnote 10 contains a disclaimer of beneficial ownership. To the extent that you retain this disclaimer, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808. Alternatively, delete the disclaimer.

Description of Capital Stock

Common Stock

Fully Paid and Non-Assessable, page 106

46.   Your statement that all of the outstanding shares of your common stock are, and all of the shares of your common stock to be issued pursuant to this offering will be, fully paid and non-assessable constitutes a legal conclusion. Please attribute this statement to your legal counsel or remove it.

Shares Eligible for Future Sale

Lock-up Agreements, page 112

47.   Please concisely describe the exceptions to the lock-up agreements here. Additionally, please provide a brief description of the notice procedures for the release of any of the securities subject to the lock-up agreements.

Notes to Consolidated Financial Statements

Note 1. The Company and its Significant Accounting Policies

Accounts Receivable, page F-11

48.   We note your disclosure beginning on page 13 that a substantial portion of your business is sourced through advertising agencies, and you contract with these agencies as an agent for the brand. Further, we note your disclosure that many of your contracts with advertising agencies provide that if the brand does not pay the agency, the agency is not liable to you and you must seek payment solely from the brand. Please expand your disclosure to explain typically how long a receivable is outstanding before you pursue the amount from the brand. Further expand your disclosure to explain how you evaluate the creditworthiness of a brand in your allowance for doubtful accounts when you initially contract with an advertising agency.

Concentration of Risk, page F-16

49.   Please clarify whether the customers that are noted for accounting for greater than 10% of gross accounts receivable in each of the periods are advertising agencies or brands.

Note 3. Accrued Liabilities, page F-17

50.   Please disclose the nature of accrued media costs.

Note 6. Commitments and Contingencies

Legal, page F-25

51.   If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Note 10. Income Taxes, page F-30

52.   We note that you have not provided for income taxes on your undistributed earnings for foreign subsidiaries. Please tell us what consideration you gave to providing quantitative disclosure of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of December 31, 2012. Refer to FASB ASC 740-30-50-2.

Note 11. Segment Information, page F-32

53.   Please disclose the basis for attributing revenues from external customers to individual countries. Refer to FASB ASC 280-10-50-41.a.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via E-mail
        Peter Astiz, Esq. and Michael Torosian, Esq.
        DLA Piper LLP (US)